ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED
2007 JUN 29 A 4: 48
[illegible] of International Corporate Finance

FAX-ÜBERMITTLUNG/TRANSMISSION

SUPPL

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten / Transmission consists of _____ Seite(n) einschließlich dieser. / page(s) including this.

PROCESSED
JUL 03 2007
THOMSON FINANCIAL

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

07024821

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

dw 7/2

Datum/Date: **28.06.2007**

ERSTE BANK

INVESTOR INFORMATION

Vienna, 28 June 2007

Strong interest in employee share ownership plan

Erste Bank issues close to 1 million new shares

Since the IPO in 1997 Erste Bank has continued to expand its employee share ownership, with employee shares offered yearly under the scheme since 2002, as approved by the AGM. Shares purchased under the scheme are made available by a capital increase.

Under the Employee Stock Option Programme (ESOP) 2007, employees of Erste Bank Group purchased at total of 663,349 shares in the subscription period, which ran from 7th to 18th May 2007. The offer price was defined at a 20% discount to the average share price during April 2007.

Under the current management options programmes (MSOP), launched in 2002 and 2005, 308,591 shares were purchased between 2nd and 30th April 2007.

Shares purchased under the programmes must be held for a minimum of one year, while shares from the ESOP have to be held for a total of 5 years for tax purposes.

The related capital increase, from contingent capital, involved a total issuance of 971,940 new shares. As a result, the total number of Erste Bank shares rose from 315,296,185 to 316,268,125 shares. The subscribed capital of Erste Bank has now increased to EUR 632.5 million.

Trading in the new shares will start tomorrow, Friday 29 June 2007, in Vienna and Prague.

Employees and management of Erste Bank currently hold around 3% of the shares in the company.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

Fax

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Lucie Holloway
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	28/06/07
No. of pages including this one	2

Erste Bank Group: strong interest in employee share ownership plan

ERSTE BANK

INVESTOR INFORMATION

Vienna, 28 June 2007

Strong interest in employee share ownership plan

Erste Bank issues close to 1 million new shares

Since the IPO in 1997 Erste Bank has continued to expand its employee share ownership, with employee shares offered yearly under the scheme since 2002, as approved by the AGM. Shares purchased under the scheme are made available by a capital increase.

Under the Employee Stock Option Programme (ESOP) 2007, employees of Erste Bank Group purchased at total of 663,349 shares in the subscription period, which ran from 7th to 18th May 2007. The offer price was defined at a 20% discount to the average share price during April 2007.

Under the current management options programmes (MSOP), launched in 2002 and 2005, 308,591 shares were purchased between 2nd and 30th April 2007.

Shares purchased under the programmes must be held for a minimum of one year, while shares from the ESOP have to be held for a total of 5 years for tax purposes.

The related capital increase, from contingent capital, involved a total issuance of 971,940 new shares. As a result, the total number of Erste Bank shares rose from 315,296,185 to 316,268,125 shares. The subscribed capital of Erste Bank has now increased to EUR 632.5 million.

Trading in the new shares will start tomorrow, Friday 29 June 2007, in Vienna and Prague.

Employees and management of Erste Bank currently hold around 3% of the shares in the company.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

END